FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of February 2006
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____          Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____           No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 3 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: TTI Telecom Launches Netrac TrafficGuard - Sophisticated Tool for Monitoring Network Patterns, dated February 6, 2006.

2. Press Release: TTI Telecom to Present Latest Developments in
Next-Generation-OSS Solutions at 3GSM 2006, dated February 8, 2006.

3. Press Release: TTI Telecom Reports Strong Fourth Quarter Operating Income Driven by 25% Increase in Revenues, dated February 15, 2006.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TTI Team Telecom International Ltd.


Date: February 16, 2006               By: /s/Israel (Eli) Ofer
                                          ----------------------
                                          Israel (Eli) Ofer
                                          Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit              Description
Number               of Exhibit

-----------------------------------------------------------------------------
1       Press Release: TTI Telecom Launches Netrac TrafficGuard -
        Sophisticated Tool for Monitoring Network Patterns, dated February 6, 2006.

-----------------------------------------------------------------------------

2      Press  Release:   TTI  Telecom  to  Present  Latest   Developments in
       Next-Generation-OSS Solutions at 3GSM 2006, dated February 8, 2006.

-----------------------------------------------------------------------------
3 Press Release: TTI Telecom Reports Strong Fourth Quarter Operating Income Driven by 25% Increase in Revenues, dated February 15, 2006.

-----------------------------------------------------------------------------

                                    EXHIBIT 1

------------------------------------------------------------------------
Corporate Contact:
       Avner Amran
       VP, Marketing and Business Development
       TTI Telecom
       T: +1-972-3-926-9704 / +1-972-54-777-9704
       F: +1-972-3-922-1249
       avnera@tti-telecom.com
------------------------------------------------------------------------

            TTI TELECOM LAUNCHES NETRAC TRAFFICGUARD - SOPHISTICATED
             TOOL FOR MONITORING NETWORK PATTERNS

      - Enables Service Providers to Proactively Detect Network and Service
                         Degradations -



Petach Tikva, Israel - February 6, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced the launch of its newest product, Netrac TrafficGuard.

TTI Telecom's Netrac TrafficGuard monitors network behavior in near real-time. It generates quality service of alerts using powerful "smart thresholds" on performance KPIs and KQIs, incorporating historical data. With an intuitive web-based interface, TrafficGuard offers a diverse range of operations whereby the administrators control all thresholds in the system. TrafficGuard is the latest addition to TTI Telecom's field-proven Performance Management Solution, enhancing its offering for convergent networks.

"As networks are becoming increasingly complex and diverse, network managers need a sophisticated and advanced performance management approach," said Shachar Ebel, CTO of TTI Telecom. "Our Netrac TrafficGuard fulfills these requirements as it proactively detects network traffic and service degradations and helps service providers maintain their competitive edge. It is an essential tool for overall network traffic and performance monitoring, management and control.

"Leveraging our proven success with Netrac products," continued Mr. Ebel, "our customers will benefit from a near real-time surveillance system of network-wide traffic, focusing on the early detection and trend recognition of network and application problems, based on advanced statistical analysis processes."

Among the many key features of NetracTrafficGuard are "smart thresholds", designed to proactively analyze evolving network patterns; an intuitive GUI, state-of-the-art web-based user interface, sophisticated alarm creation and forwarding; and advanced reporting on network behavior including scheduling, distribution and export to PDF or Excel.

TTI Telecom will be presenting TrafficGuard at 3GSM, February 13-16 at the Fira de Barcelona convention grounds in Booth #E24-25. To schedule an appointment or product demonstration at 3GSM, contact Dvora Madmon at: info@tti-telecom.com.

About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                    EXHIBIT 2


------------------------------------------------------------------------
Corporate Contact:
       Avner Amran
       VP, Marketing and Business Development
       TTI Telecom
       T: +1-972-3-926-9704 / +1-972-54-777-9704
       F: +1-972-3-922-1249
       avnera@tti-telecom.com
------------------------------------------------------------------------

        TTI TELECOM TO PRESENT LATEST DEVELOPMENTS IN NEXT-GENERATION-OSS
                             SOLUTIONS AT 3GSM 2006

            - New Solution Manages Service and Network Performance of
                           Next-Generation Networks -



Petach Tikva, Israel - February 8, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced its attendance at the 3GSM World Congress in Barcelona, Spain, February 13-16 at the Fira de Barcelona convention grounds. Visitors to Booth #E24-25 will discover how TTI Telecom's industry-proven Performance Management offerings let service providers proactively monitor mission critical network and IT services.

"Carriers seek sophisticated and enhanced NGOSS solutions. The ability to monitor and manage next-generation services and network performance is mission critical towards building profitability and success, especially considering the rapid development of next-generation and convergent networks," said Avner Amran, TTI Telecom's newly-appointed Vice President of Marketing and Business Development. "We've seen an increasing demand for NGOSS technologies in the telecom industry, due to the growth of next-generation services. Our Performance Management Solution enables service providers to make more informed decisions, win new business and retain satisfied customers, while enhancing their competitive edge. Telecom service providers can intelligently and proactively analyze service performance in 3G networks by implementing ready-to-use GSM/EDGE, UMTS and EV-DO packages.

"In addition", explained Amran, "the ability to consolidate IT network applications and core IP performance measurements as part of the overall picture, along with powerful customization capabilities, creates the innovative edge that allows our customers to better serve their markets."

The TTI Telecom team will discuss how the company is leveraging on over a decade of telecom experience to meet the needs of the evolving next-generation, convergent market.

To schedule an appointment or product demonstration at 3GSM, contact Dvora Madmon at: info@tti-telecom.com.

TTI Telecom will also be answering questions regarding their latest line of innovative telecom NGOSS solutions and will present the Performance Management Solution, including the Netrac Mediation Studio and the recently announced Netrac TrafficGuard:

Performance Management Solution
Provides powerful tools for the collection, analysis and presentation of service and network performance information. Helps operators in ensuring optimal service performance, availability and reliability and increasing customer satisfaction.

Netrac Mediation Studio
Simplifies network connectivity utilizing TTI Telecom's bidirectional and flexible all-purpose mediation platform. Offers an integrated, GUI-based, user-friendly SDK solution for managing Mediation libraries.

Netrac TrafficGuard
Proactively detects network and service degradations. Monitors network behavior in near real-time by generating sophisticated threshold crossing alarms.

About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                    EXHIBIT 3


Corporate Contacts:
-------------------------------------------------------
           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           F: +1.201.795.3920
           sanjay@tti-telecom.com
-------------------------------------------------------

        TTI TELECOM REPORTS STRONG FOURTH QUARTER OPERATING INCOME DRIVEN
                          BY 25% INCREASE IN REVENUES

    - Company Records Healthy Gross Margins and Operating Income in Quarter -

Petach Tikva, Israel - February 15, 2006 - TTI Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the fourth quarter and fiscal year ended December 31, 2005.

Total revenues for the fourth quarter were $12.3 million, compared to $9.9 million for the fourth quarter of the prior year. Operating income for the quarter was $0.8 million compared to an operating loss of $6.4 million for the same quarter of 2004, and net income was $0.06 million, or $0.00 per diluted share, versus a net loss of $6.1 million, or $0.51 per diluted share, in the same quarter last year. Operating and net income for the quarter includes a charge of $0.18 million relating to the impairment of capitalized software. The Company ended the fourth quarter with approximately $36.6 million in cash and liquid investments, or approximately $2.34 per basic share.

Fourth Quarter FY2005 Highlights:
|X| Secured $14m in new bookings, equating to a book-to-bill ratio greater than 1
|X| Gross margins increased for the fourth consecutive quarter, to 58.2%
|X| TTI Telecom shareholders re-elected Meir Lipshes to the position of Chairman of the Board of Directors, and Meir Dvir, Ilan Toker and Lior Bregman to new terms
|X| New Executive  Management Group members  appointed:  Ruben Markus,
    Chief Executive  Officer,  Michael Halperin,  Executive Vice
    President, International Sales, Moshe Moran, Executive Vice President, Sales and Marketing, Americas and Avner Amram, Vice
    President, Marketing and Business Development

Total revenues for the fiscal year ended December 31, 2005 were $43.2 million versus $37.8 million for 2004. Operating loss for the year was $6.6 million, compared to an operating loss of $28.7 million reported for 2004, and net loss was $9.1 million, or $0.62 per diluted share, versus a net loss of $29.5 million, or $2.48 per diluted share, last year. Operating and net loss for the year and fiscal 2004 include a charge of $0.18 million and $3.6 million, respectively, relating to the impairment of capitalized software costs. Excluding these charges, for fiscal 2005, operating loss was $6.4 million and net loss was $8.9 million, or $0.61 per diluted shares. For fiscal 2004, operating loss was $25.1 million and net loss was $25.9 million, or $2.18 per diluted shares.

Commenting on the results, Ruben Markus, CEO of TTI Telecom, stated, "The fourth quarter was a strong end to a year in which the Company returned to growth and profitability. Three consecutive quarters of revenue growth, coupled with a realignment of our cost structure, culminated in profitability and positive cash flow for the second half of the year. Altogether, the actions taken in 2005 have resulted in a leaner and financially stronger organization, with greater management depth and an industry-leading product suite better positioned to respond to customer requirements and market needs.

"Looking ahead to 2006, our goal is to further leverage the growing demand for NGOSS applications in order to drive greater revenue growth and profitability," concluded Markus. "As wireline and wireless providers migrate to and deploy next-generation and convergent networks, the resulting need for NGOSS applications is creating demand for solutions such as ours, as is evidenced by our healthy backlog. We expect to build out the sales, marketing and R&D organizations to capitalize on this demand, both within our installed customer base and new customers. With a product suite in demand by communications service providers and continued innovation supported by a world-class infrastructure and strong balance sheet, we have the foundation for continued success in 2006." Conference Call Information:
A conference call has been scheduled for 9:00am ET today, February 15, 2006, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on February 22, 2006. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "32136667". The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                               -tables to follow-


                         TTI TELECOM INTERNATIONAL LTD.
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars except per share data)
                                                                     Three months                       Twelve months
                                                                  ended December 31,                  ended December 31,
                                                        -----------------  ---------------- ---------------  ------------------
                                                                   2005              2004             2005              2004
                                                        -----------------  ---------------- ---------------  ------------------
Revenues:

  Product                                                         $7,620            $5,337         $25,317             $21,670
  Services                                                         4,652             4,516          17,909              16,128
                                                        -----------------  ---------------- ---------------  ------------------
Total revenues                                                    12,272             9,853          43,226              37,798
                                                        -----------------  ---------------- ---------------  ------------------

Cost of revenues:
  Product                                                          2,755             3,641          13,015              16,645
  Services                                                         2,194             2,679           9,203               9,719
  Impairment of capitalized software
  development costs                                                  177             1,122             177               3,597
                                                        -----------------  ---------------- ---------------  ------------------
Total cost of revenues                                             5,126             7,442          22,395              29,961
                                                        -----------------  ---------------- ---------------  ------------------

Gross profit:                                                      7,146             2,411          20,831               7,837
                                                        -----------------  ---------------- ---------------  ------------------

Operating expenses:
  Research and development, net                                    2,183             2,148           9,136              10,744
  Sales and marketing                                              2,402             4,929          11,977              19,220
  General and administrative                                       1,766             1,715           6,325               6,586
                                                        -----------------  ---------------- ---------------  ------------------
Total operating expenses                                           6,351             8,792          27,438              36,550

Operating income (loss)                                              795           (6,381)         (6,607)            (28,713)
Financial income (loss), net                                       (158)               737             153               1,326
                                                        -----------------  ---------------- ---------------  ------------------

Income (loss) before taxes                                           637           (5,644)         (6,454)            (27,387)
Taxes on income                                                      573               465             624               2,107

                                                        -----------------  ---------------- ---------------  ------------------
Net income (loss)                                                    $64          $(6,109)        $(7,078)           $(29,494)
Deemed    dividend    associated    with   Beneficial
Conversion of Preferred Shares (*)                                     0                 0         (1,981)                   0

                                                        -----------------  ---------------- ---------------  ------------------
Net income (loss) attributed to common shareholders                  $64          $(6,109)        $(9,059)           $(29,494)
                                                        =================  ================ ===============  ==================

Net income (loss)  attributed to common  shareholders
- basic and diluted                                                $0.00           $(0.51)         $(0.62)             $(2.48)
                                                        =================  ================ ===============  ==================

Weighted  average number of shares used for computing
diluted  net  income  (loss)  per  share to  ordinary
shareholders                                                  16,177,114        11,872,052      14,577,392          11,872,941

                                                        =================  ================ ===============  ==================
Weighted  average number of shares used for computing         15,616,509        11,872,052      14,577,392          11,872,941
basic  net  income   (loss)  per  share  to  ordinary
shareholders
                                                        =================  ================ ===============  ==================

(*) The Company has amended its basic and diluted EPS for the first quarter of 2005 to reflect the recognition of a $2 million non-cash charge as a deemed dividend to preferred shareholders associated with the beneficial conversion feature of preferred shares issued in the quarter. The charge has no effect on the Company's net loss for the quarter, however, its impact requires the revision of basic and diluted EPS to $(0.58) from the $(0.41) published in its Q1 2005 press release dated May 24, 2005. The beneficial conversion feature was calculated in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments."


                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                              December 31,                December 31,
                                                                                  2005                        2004
                                                                           ------------------         -------------------
ASSETS
CURRENT ASSETS:

Cash and cash equivalents                                                         $18,034                      $5,472
Short term bank deposits                                                            1,973                       2,372
Marketable securities                                                              15,713                      12,626
Trade receivables, net                                                              3,900                       6,755
Unbilled receivables                                                                  964                       1,491
Related parties                                                                        29                         150
Prepaid expenses and other accounts receivable                                      2,556                       3,265
                                                                        ------------------         -------------------

Total current assets                                                               43,169                      32,131
                                                                        ------------------         -------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                                    881                         923
Investment in affiliate                                                               165                         165
Severance pay fund                                                                  2,970                       3,855
Long-term receivables                                                               3,937                       3,268
                                                                        ------------------         -------------------

Total long-term investments                                                         7,953                       8,211
                                                                        ------------------         -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                               22,259                      22,584
Less - accumulated depreciation                                                    17,530                      16,710
                                                                        ------------------         -------------------
Property and equipment, net                                                         4,729                       5,874
                                                                        ------------------         -------------------

OTHER INTANGIBLE ASSETS, NET                                                            0                         281
                                                                        ------------------         -------------------

Total assets                                                                      $55,851                     $46,497
                                                                        ==================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank debt                                                                   $0                        $967
Trade payables                                                                      1,867                       3,545
Deferred revenues                                                                  10,226                       4,642
Other accounts payable and accrued expenses                                         7,463                       6,171
                                                                        ------------------         -------------------
Total current liabilities                                                          19,556                      15,325
                                                                        ------------------         -------------------

ACCRUED SEVERANCE PAY                                                               3,852                       4,879
                                                                        ------------------         -------------------

SHAREHOLDERS' EQUITY
Share capital:
  Ordinary shares                                                                   2,022                       1,794
  Preferred shares                                                                    526                           0
Additional paid-in capital                                                         73,446                      58,881
Accumulated other comprehensive loss                                                (336)                       (226)
Accumulated deficit                                                              (43,215)                    (34,156)
                                                                        ------------------         -------------------
Total shareholders' equity                                                         32,443                      26,293
                                                                        ------------------         -------------------

                                                                        ------------------         -------------------
Total liabilities and shareholders' equity                                        $55,851                     $46,497
                                                                        ==================         ===================


TTI TELECOM INTERNATIONAL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
                (in thousands of U.S. dollars, except share data)

                        Ordinary shares      Preferred shares      Additional   Accumulated                 Total         Total
                        ------------------   ------------------    paid-in      other                   comprehensive shareholders'
                        Number of    Share    Number of   Share    capital    comprehensive  Accumulated   loss          equity
                          shares    capital   shares     capital                loss **)       deficit
                       ----------- --------  ---------- ---------- ----------- ------------  ----------- -------------  ----------



Balance as of
 January 1, 2004        11,872,052 $ 1,794       -  $       -  $     58,871    $ (214)        $ (4,662)                $  55,789

Exercise of stock options      889   (*) -       -          -            10         -              -                          10
Comprehensive loss:
   Other  comprehensive
    loss - unrealized  losses
    on available-for-sale
    marketable securities,
    net                          -       -       -          -             -       (12)             -      $    (12)          (12)
   Net loss                      -       -       -          -             -         -          (29,494)    (29,494)      (29,494)
                        ------------ -------- ---------- ---------- ----------- -----------  ----------- ----------    -----------
Total comprehensive loss                                                                                  $(29,506)

Balance as of
 December 31, 2004     11,872,941    1,794       -          -        58,881      (226)         (34,156)                    26,293

Unaudited

Issuance of Series A
  Convertible Preferred
  Stock, net                    -         -     6,636,391   754      12,584       -                -                       13,338
Deemed   dividend
   associated
   with   Beneficial
   Conversion feature of
   Preferred A shares           -         -      -           -         1,981      -             (1,981)                      -
Conversion of Preferred A
   convertible shares   2,000,000       228     -2,000,000   -228         -       -                -                         -
Comprehensive loss:
   Other  comprehensive  loss -
     unrealized  losses
     on available-for-sale
     marketable
     securities, net          -           -      -           -            -     (110)              -       $  (110)         (110)
   Net loss                   -           -      -           -            -       -           (7,078)       (7,078)       (7,078)
                      ------------ ---------- ---------- ---------- ----------- ----------  ----------- ------------     ----------
Total comprehensive loss                                                                                   $(7,188)
                                                                                                           =========
Balance as of
 December 31, 2005      13,872,941   $ 2,022    4,636,391   $ 526     73,466   $(336)        $(43,215)                   $ 32,443
                      ============ ========== ========== ========== =========  ==========   ===========                   ========
*) Represents an amount lower than $ 1.
**) Accumulated other comprehensive income (loss) on account of unrealized gains
    (losses) on available-for-sale marketable securities.
    The accompanying notes are an integral part of the consolidated financial statements.


TTI TELECOM INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)

                                                                                  Year ended          Year ended
                                                                                 December 31,        December 31,
                                                                                       2005               2004
                                                                               --------------   ------------------

 Cash flows from operating activities:


 Net loss                                                                          $  (7,078)       $ (29,494)
 Adjustments  to reconcile  net loss to net cash provided by (used in)
   operating activities:
   Depreciation and amortization                                                       2,258            3,530
   Impairment of capitalized software development costs                                  177            3,597
   Gain from sale of property and equipment                                             (157)              (5)
   Accrued interest on short-term bank deposits                                           27               36
   Severance pay, net                                                                   (142)            (199)
   Decrease in trade receivables                                                       2,855            3,983
   Decrease in unbilled receivables                                                      527            5,099
   Increase in long-term trade and unbilled receivables                                 (669)            (230)
   Deferred tax assets, net                                                                0            1,647
   Decrease (increase) in other accounts receivables and
   prepaid expenses                                                                      709             (327)
   Decrease in trade payables                                                         (1,678)          (1,043)
   Increase (decrease) in related parties                                                121           (1,326)
   Increase in deferred revenues                                                       5,584            1,051
   Increase in other accounts payable and accrued expenses                             1,292                7
   Amortization  of premium  and  accretion  of accrued  interest  on
   available-for-sale marketable securities                                              411              (87)

                                                                               --------------   ------------------

 Net cash provided by (used in) operating activities                                   4,237          (13,761)
                                                                               --------------   ------------------

 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                                  (2,486)         (3,091)
 Investment in available-for-sale marketable securities                               (19,148)         (1,096)
 Proceeds from sale and  redemption of  available-for-sale  marketable
   securities                                                                          15,540           7,734
 Proceeds from short-term and long-term bank deposits                                   2,900           1,676
 Proceeds from sale of property and equipment                                             293              67
 Purchase of property and equipment                                                    (1,145)           (925)
                                                                               --------------   ------------------

 Net cash provided by (used in) investing activities                                   (4,046)          4,365
                                                                               --------------   ------------------

Cash flows from financing activities:

 Short-term bank debt                                                                   (967)              967
 Proceeds from issuance of preferred shares, net                                      13,338                 -
                                                                              ---------------   -------------------

 Net cash provided by financing activities                                            12,371               967
                                                                              ---------------   -------------------

 Increase (decrease) in cash and cash equivalents                                     12,562            (8,429)

                                                                              ---------------   -------------------
 Cash and cash equivalents at the beginning of the period                              5,472            13,901
                                                                              ---------------   -------------------

 Cash and cash equivalents at the end of the period                                  $18,034          $5,472
                                                                              ===============   ===================

                                                                     ###